Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965



NEWMONT

[graphics of world globe]

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NEWMONT + NORMANDY + FRANCO-NEVADA =


THE NEW GOLD STANDARD FOR THE 21ST CENTURY




[NEWMONT MINING CORPORATION LOGO]                   THE BEST PRICE
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]     THE BEST VALUE
[NORMANDY MINING LIMITED LOGO]
                                                    FOR NORMANDY SHAREHOLDERS



                                                    INVESTOR PRESENTATION:
                                                    BRISBANE 17 DECEMEBER 2001


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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

NEWMONT'S OFFER FOR NORMANDY:
THE BEST PRICE
--------------------------------------------------------------------------------

o  Offer of A$1.86 per Normandy Share(1)
   -  0.0385 shares of Newmont
   -  Cash payment of A$0.40 per share
o  Conditioned on 50.1% acceptance
o  Recommended by Normandy's Board

[Bar graph depicting:
              Stock           Cash             Total
AngloGold     A$1.55         A$0.20            A$1.75
Newmont       A$1.46         A$0.40            A$1.86]

100% MORE CASH

(1) Market data as of 14 December 2001

                                                                               2

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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


CREATING SIGNIFICANT VALUE FOR SHAREHOLDERS
--------------------------------------------------------------------------------

o   #1 in reserves                      \
o   #1 in gold production                \
o   #1 in leverage to gold                \
o   #1 in trading liquidity                \
o   #1 in EBITDA                            \           THE NEW GOLD
o   Balance sheet strength and               \          STANDARD FOR
    financial flexibility                    /            THE 21ST
o   Low cash costs                          /             CENTURY
o   Balanced political risk                /
o   Management strength                   /
o   North American stock                 /
o   "No hedging" philosophy             /


                                                                               3

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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

COMPLEMENTARY STRENGTHS
--------------------------------------------------------------------------------

[Pie chart depicting:
[Newmont logo]       Newmont Mining Corporation        0.33
                        o  Global operations
                        o  Development expertise
                        o  Proven integration history

[Franco-Nevada logo] Franco-Nevada Mining Corporation  0.33
                        o  Merchant banking expertise
                        o  Corporate development skills
                        o  Royalty interests

[Normandy logo]      Normandy Mining Limited           0.33
                        o  Strong Australian position
                        o  Exploration and development properties]


LEVERAGING COMPLEMENTARY ASSETS AND SKILLS TO DELIVER SHAREHOLDER VALUE


                                                                               4

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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

THE INDUSTRY'S MOST ATTRACTIVE ASSET PORTFOLIO
--------------------------------------------------------------------------------

[World map marked to show the following combined gold interests:

Core Operations:
Midas, Nevada
Carlin, Nevada
Phoenix, Nevada
Lone Tree, Nevada
Twin Creek, Nevada
Yanacocha
Tanami
Yandal
Kalgoorlie
Batu Hijau

Strategic Operations:
Yamfo-Sefwi
Akim
Zarafshan
Martabe
Martha
Pajingo/Vera-Nancy

Others:
New Britannia
Musslewhite
Holloway
Golden Giant
Mesquite
La Herradura
Kori Kollo
La Coipa
Crixas
Paracatu
Ovacik
Minahasa
Boddington
Australian Magnesium Corporation]

MAJOR DISTRICT RESERVE BASE:
NEVADA                 34MM OZ.
YANACOCHA              19MM OZ.
WESTERN AUSTRALIA      14MM OZ.
                       -------
TOTAL                  67MM OZ.
                       69% OF RESERVES

LARGEST GLOBAL LAND POSITION = 244,000 SQ. KM

                                                                               5

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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

A BALANCED POLITICAL RISK PORTFOLIO
--------------------------------------------------------------------------------

NEWMONT(1) PF PRODUCTION (8 MILLION OZ.)

[Pie Chart depicting:

U.S./Canada [U.S. and Canadian flags] 46%
Australia [Australian flag]           25%
South America                         16%
Other                                 13%]

Over 70% of newmont's production will bein coutries rated AAA(2) by S&P

NEWMONT PF RESERVES (1) (97 MILLION OZ.)

[Pie Chart depicting:

U.S./Canada [U.S. and Canadian flags] 43%
Australia [Australian flag]           18%
South America                         23%
Other                                 16%]

Over 60% of Newmont's reserves will be in countries rated AAA(2) by S&P

Source: Public filings
(1) Includes production and reserves attributable to Franco-Nevada and Echo Bay
(2) S&P local currency credit rating


                                                                               6

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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]


NEWMONT WILL HAVE SIGNIFICANT FINANCIAL FLEXIBILITY
--------------------------------------------------------------------------------

o  COMBINED COMPANY WILL HAVE OVER $850 MILLION IN CASH AND SHORT TERM
   INVESTMENTS

o STRONG CASH FLOW GENERATION ALLOWS FOR CONTINUED DEBT REUCTION AT CURRENT GOLD PRICES

o  OPPORTUNITY TO RATIONALISE ASSET PORTFOLIO OVER TIME


BOOK CAPITALIZATION(1),(2)
[Circle graph depicting:
Equity          77%
Net Debt        23%]

Note: balance sheet as of 30 September 2001; pro forma net of transaction adjustments
(1) Net book capitalization defined as net debt plus minority interest plus book equity plus preferred stock
(2) Newmont PF book capitalization reflects Newmont acquisition of Normandy and Franco-Nevada, Normandy capitalization pro forma for the anticipated deconsolidation of Australian Magnesium Corporation and the acquisition of Otter Mines by Normandy NFM

                                                                               7

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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

NORMANDY SHAREHOLDERS BECOME PART OF:
THE NEW INDUSTRY LEADER
--------------------------------------------------------------------------------

                                     [Graph]
                          2001E production (MM oz.) v.
                        Enterprise value (US$ millions) (3)
            (Size of circles proportionate to reported gold reserves)

                                   2001E Production          Enterprise Value

Gold Fields       [Medium Circle]        3.7 MM oz.             2,075.7  million

Placer Dome       [Small Circle]         2.9 MM oz.             4,120    million

AngloGold (2)    [Medium Circle]        5.8 MM oz.             4,500.6  million

Barrick/Homestake [Medium Circle]        6.1 MM oz.             8,469.7  million

Newmont PF (1)    [Large Circle]         8.2 MM oz.             9,800    million

Others            [random dots]          [<2 MM oz.]           [<2,000 million]


o    LEADING NON-HEDGING PRODUCER
o    ONLY SUBSTANTIAL USA GOLD COMPANY



Source: Public filings
(1) Reflects the sum of Newmont, Normandy and Franco-Nevada enterprise values as of 9 November 2001; includes production attributable to Franco-Nevada's share of Echo Bay
(2)  AngloGold's reserves assume sale of Free State assets
(3) Enterprise value represents market capitalization plus net debt, minority interests and preferred stock

                                                                               8

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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

NORMANDY SHAREHOLDERS RECEIVE:
STOCK WITH SUPERIOR PERFORMANCE
--------------------------------------------------------------------------------

Shareholder returns = total share price appreciation + dividends (assumes reinvestment of dividends)

One year shareholder returns(1)

[Bar graph depicting:
Newmont          11.7%
AngloGold        -6.3%]

Annualised shareholder returns over the last three years(1)

[Bar graph depicting:
Newmont         13.8%
AngloGold        4.1%]

(1) Source: Factset; data for the period ending 31 August 2001 (prior to AngloGold's original offer for Normandy)

                                                                               9

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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

ANGLOGOLD:
TIED TO THE RAND
--------------------------------------------------------------------------------

The Rand has depreciated over 30% year to date 2001 and over 43% since 1 January 2000


South African Rand (1/1/00 - 12/7/01)
[Line graph depicting US$/Rand versus time showing a declining trend]


Average cash cost per oz, first 9 months(1),(2) in US$
[Bar graph depicting:

2000 As Reported                    $199
2001 As Reported                    $174
2001 Constant currency basis        $210

showing a 6% increase from 2000 As Reported to 2001 Constant currency basis]

Source: Public filings; Bloomberg; market data as of 7 December 2001
(1) Pro forma for the sale of Free State assets
(2) Currency rate for 9 months ended 30 September 2000 is 6.94 Rand/US$ and for 9 months ended 30 September 2001 is 8.37 Rand/US$ (implied currency exchage rates based on AngloGold's interim filing for 30 September 2001)

                                                                              10

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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

NEWMONT BELIEVES IN GOLD
--------------------------------------------------------------------------------

o    MINE SUPPLY IS DECREASING

o    PRODUCER HEDGING IS DECREASING

     -    Contango is falling

     -    Producers are unwinding
          hedge books

o    UNCERTAIN GLOBAL FINANCIAL
     MARKETS ONCE AGAIN TURNING
     ATTENTION TO GOLD

     -    Investment demand is rising

     -    Portfolio diversification
          strategies


[Bar Graph depicting Gold Production, 1969 to 2006E(1); using time versus Year on Year Percent Change

        UBS     Goldman
1969    0.80%   0
1970    1.50%   0
1971    -3.50%  0
1972    -4.00%  0
1973    -5.50%  0
1974    -11.00% 0
1975    -5.00%  0
1976    2.00%   0
1977    -0.50%  0
1978    1.00%   0
1979    -1.00%  0
1980    -0.50%  0
1981    3.00%   0
1982    4.00%   0
1983    8.00%   0
1984    4.00%   0
1985    6.00%   0
1986    5.00%   0
1987    0.00%   0
1988    10.00%  0
1989    8.00%   0
1990    3.50%   0
1991    1.50%   0
1992    3.50%   0
1993    2.50%   0
1994    -0.50%  0
1995    -0.50%  0
1996    3.50%   0
1997    4.50%   0
1998    2.50%   0
1999    1.50%   0
2000    0.50%   0
2001E   1.00%   0
2002E   -1.00%  0
2003E   -3.00%  0
2004E   -4.00%  0
2005E   -4.00%  0
2006E   -4.00%  0]



[LINE GRAPH SHOWING S&P 500 INDEX/GOLD PRICE FOR THE YEARS FROM 1871 TO 2001 (2)(IN FIVE YEAR INCREMENTS) STARTING WITH APPROXIMATELY 1.5 US$/OZ. AND ENDING WITH APPROXIMATELY 18.5 US$/OZ, INCLUDING A 1998 PEAK AT APPROXIMATELY 25 US$/OZ.]


(1) Source: GFMS and UBS Warburg
(2) Source: M. Murenbeeld Associates Inc.

                                                                              11

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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

NORMANDY SHAREHOLDERS BENEFIT FROM:
NEWMONT'S SUPERIOR GOLD PRICE UPSIDE
--------------------------------------------------------------------------------

ESTIMATED INCREASE IN ANNUAL PRE-TAX CASH FLOW FROM US$25 PER OZ INCREASE IN GOLD PRICE(1),(2)

[Bar graph depicting:

Estimated increase in annual pre-tax cash flow from US$25 per oz increase in gold price in US$ millions


NDY                   27.9
AU PF(3)              35.6
                             Further upside as
                             "New Newmont" unwinds
                             its hedge book
NEM PF(4)            161.9 --------------------------> $196

Source: Public filings
(1) US$25 per ounce multiplied by unhedged 2001E production
(2) Assumes a gold price increase from US$275 per ounce to US$300 per ounce
(3) Includes AngloGold and Normandy and pro forma for the sale of Free State assets; assumes no adjustment to hedge book
(4) Includes Newmont, Normandy and Franco-Nevada

                                                                              12


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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

CREATING THE NEW GOLD STANDARD
--------------------------------------------------------------------------------


         LEVERAGE
        TO RISING
        GOLD PRICE
             ^                       LARGEST NON-HEDGED GOLD PRODUCER
             |                       PROVIDES SHAREHOLDERS MOST UPSIDE TO GOLD
             |
             |
             |                       DEVELOPMENT PROJECTS TO ADD UPSIDE
             |                       LEVERAGE
             |                       o Phoenix, Martabe, Akim, Yamfo,
             |                         Boddington, Martha
             |                         Total: 26.8 million ozs
             |
             |
             |                       MERCHANT BANKING WEALTH CREATION
             |                       o Property synergies  o Royalty creation
             |                       o Asset disposal      o Exploration
             |                                               244,000 sq. km.
             |
             |                       WORLD CLASS CORE PROPERTIES WITH LOW CASH
             |                       COSTS
             |                       o Nevada, Yanacocha, Batu Hijau, Western
             |                         Australia
             |
             |                       ROYALTY CASH FLOW  /   STRONG BALANCE
             |                       AS NATURAL HEDGE   /   SHEET
             |                       AGAINST LOW GOLD   /
             |                       PRICE              /
             V
         STABILITY AT
       LOWER GOLD PRICES

                                                          [graphic of gold bars]


                                                                              13

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[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

WHY YOU SHOULD ACCEPT NEWMONT'S OFFER
--------------------------------------------------------------------------------

o   THE BEST PRICE

o   THE BEST VALUE

o   RECOMMENDED BY FRANCO-NEVADA'S BOARD

o   YOUR DIRECTORS RECOMMEND THAT YOU

                            REJECT ANGLOGOLD'S OFFER


                                                                              14

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NEWMONT

[graphics of world globe]

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

SAFE HARBOR STATEMENT
--------------------------------------------------------------------------------

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this presentation are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with their proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's foreign filings may be obtained at http://www.sedar.com.


PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.